Exhibit 99.1

List of Terminated Tobacco Cases

The following cases, previously listed as pending, have been dismissed and were not previously reported as such:

Shea, T. (severed from Perri, A.) v. The American Tobacco Company, et al., Supreme Court of New York, Nassau County, October 17, 1997, Dismissed May 12, 2006.

In re: Simon (II) Litigation, U.S. District Court for the Eastern Division of New York, September 6, 2000, Dismissed March 22, 2006.